[LATHAM & WATKINS LLP LETTERHEAD]

December 2, 2011

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:	Kevin L. Vaughn
Martin James
Tara Harkins

Re:	Thoratec Corporation
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed February 23, 2011
Form 10-Q for the Quarter Ended October 1, 2011
Filed November 7, 2011
File No. 000-49798

Ladies and Gentlemen:

On behalf of Thoratec Corporation (“Thoratec” or the “Company”), we confirm receipt of the letter dated November 22, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended January 1, 2011 (the “Form 10-K”) and the above-referenced Form 10-Q for the quarter ended October 1, 2011 (the “Form 10-Q”).  We are responding to the Staff’s comments on behalf of Thoratec, as set forth below.  The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter.  Thoratec’s responses follow each of the Staff’s comments.

Form 10-K for the Year Ended January 1, 2011

Index to Consolidated Financial Statements, page 56

-Consolidated Statement of Cash Flows, page 62

1.                                      We note your presentation of cash flows related to discontinued operations is inconsistent with Topic 230 of the FASB Accounting Standards Codification since

United States Securities and Exchange Commission

December 2, 2011

your use of the indirect method of determining cash flows from operating activities begins with net earnings from continuing operations rather than net income.  Beginning with the filing of your next Form 10-Q, please revise future filings to appropriately present your consolidated statement of cash flows using the indirect method from operating activities to begin with net income in accordance with paragraph 230-10-45-28 of the FASB Accounting Standards Codification.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the requested changes to its consolidated statement of cash flows in its future filings.

Note 1.  Operations and Significant Accounting Policies, page 63

-Foreign Currency Translation, page 67

2.                                      We note your disclosure here that you changed your functional currency for your U.K. subsidiary from the U.K. pounds to euros and that this change “did have” a material impact on your consolidated financial statements.  We further note your disclosure on page 55 that indicates that this change “did not have” a material impact on your consolidated financial statements.  Please clarify for us if the change in your functional currency had a material impact on your financial statements.  If the change did have a material impact on your financial statements, please tell us and revise future filings to disclose the impact of the change.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the change in the Company’s functional currency did not have a material impact on its financial statements.

Note 15.  Geographic Information, page 94

3.                                      We note disclosure in your Form 8-K dated November 1, 2011 regarding revenues by product line and revenues by category.  Please revise future filings to provide the disclosures required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification, or tell us why you do not believe such disclosure is required.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the requested disclosures in its future filings.

Form 10-Q for the Quarterly Period Ended October 1, 2011

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

Results of Operations, page 27

United States Securities and Exchange Commission

December 2, 2011

4.                                      We note your discussion here regarding the increase in revenues.  You state that the increase in revenues is due to increased sales of your HeartMate II product as well as sales of CentriMag following your acquisition of Levitronix in August 2011.  Please revise future filings to separately quantify the effects of each material factor identified.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the requested changes to its revenues discussion in its future filings.

* * * * *

Please do not hesitate to contact the undersigned by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells

Kathleen Wells
of LATHAM & WATKINS LLP

cc:	Gerhard F. Burbach, Thoratec Corporation
Roxanne Oulman, Thoratec Corporation
David A. Lehman, Thoratec Corporation
Jason Throne, Thoratec Corporation
Tad J. Freese, Latham & Watkins LLP
Joe Talley, Deloitte & Touche LLP